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For investor information
Motti Gadish
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

                  Retalix Calls 2007 Annual Shareholder Meeting

Ra'anana, Israel, November 22, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), today announced that it has scheduled its 2007 annual shareholders meeting to take place on December 27, 2007 at 10:00 a.m. Israel time, at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel. If a quorum is not present by 10:30 a.m. on the date of the meeting, the meeting will stand adjourned to January 3, 2008, at the same time and place. The record date for the meeting is November 27, 2007.

The agenda of the meeting is as follows:


        1. To re-elect the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O'Reilly and Amnon Lipkin-Shahak.

        2. To approve Barry Shaked's continued service as both our Chairman and Chief Executive Officer for a period of up to three years and certain compensation matters.

        3. To amend the Amended and Restated Articles of Association of the Company to remove the Company's ability to exempt office holders from their duty of care towards the Company.

        4.        To approve the payment of fees to our independent directors.

        5. To approve a liability insurance policy in favor of our directors.

        6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.

        7. To discuss the financial statements of the Company for the year ended December 31, 2006.



Item 1, the second part of Item 2, and Items 3 through 6 require the approval of a simple majority of the shares voted on the matter. The first part of Item 2 requires the approval of a majority of the shares voted on the matter including at least two-thirds of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares). Item 7 will not involve a vote of the shareholders.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about November 27, 2007, to the Company's shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the Web: www.retalix.com


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